                                                                                                                                       October 12, 2009

By Edgar and Federal Express

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:           Vanguard Natural Resources, LLC
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 11, 2009
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 11, 2009 and July 31, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 27, 2009
File No. 001-33756

Dear Mr. Schwall:

This letter sets forth the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 28, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”), Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009 filed May 11, 2009 and July 31, 2009, respectively (the “2009 Forms 10-Q”), and Definitive Proxy Statement on Schedule 14A filed March 27, 2009 (the “Proxy Statement”).

Because the Company generally believes its proposed disclosure revisions do not require a financial restatement or other changes materially sufficient to require an amendment to the 2008 Form 10-K, the 2009 Forms 10-Q or the Proxy Statement, the Company respectfully requests that the Staff permit the Company to include the following changes, except where specifically indicated below, on a prospective basis in its upcoming Form 10-Q filing as well as in all subsequent filings under the Securities Exchange Act of 1934, as amended.  We are happy to discuss this request with the Staff at its convenience.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

COMMENT

1.Please amend your filing to include updated consents from each of your accountants, which permit the incorporation by reference of their reports included in your Form 10-K into your Form S-8, filed on July 22, 2008.  The inclusion of such consents in an amended Form 10-K is required, notwithstanding your Form 8-K filed June 10, 2009, which purported to provide such consents to the incorporation by reference of the accountants’ reports and your financial statements.  Please refer to Securities Act Forms Compliance & Disclosure Interpretations, Question 126.22.

RESPONSE

Following receipt of the Staff’s response to this response letter, we will amend the 2008 Form 10-K to include the updated consents.

COMMENT

2.Given that you are an accelerated filer, you must disclose your internet address. See Item 101(e)(3) of Regulation S-K.

RESPONSE

The Company hereby undertakes to disclose the company’s internet address, www.vnrllc.com, in all future filings requiring such disclosure.

Our Relationship with Vinland, page 3

COMMENT

3.Please explain how you arrived at the conclusion that Majeed S. Nami (“Nami”) and certain of his affiliates and related persons own 26.8% of your outstanding common units.  In this regard, we note the disclosure on page 31 of the Definitive Proxy, which includes the following information with respect to your common units:  (1) Nami Capital Partners, LLC beneficially owns 9.3%; (2) Nami beneficially owns 17%; and (3) Majeed S. Nami Personal Endowment beneficially owns 7.7%.  Footnote 4 states that Nami beneficially owns the units held by Nami Capital Partners and the Endowment.  Therefore, it appears that Nami beneficially owns at least 34% of your common units.

Further, explain why you believe Nami is not the beneficial owner of the 1,107,015 units held by the Majeed S. Nami Irrevocable Trust, which would give him beneficial ownership of 42.8% of your common units.

RESPONSE

As of December 31, 2008 and March 13, 2009 (the dates of the relevant disclosure in the Company’s 2008 Form 10-K and Proxy Statement, respectively), the holders of the Company’s common units that the Company considers to be included in the number of shares presented for “Majeed S. Nami (“Nami”) and certain of his affiliates and related persons” are as follows:

Holder	Common Units Owned	Percentage of Common Units

Nami Capital Partners, LLC	1,171,430	9.64%

Majeed S. Nami Personal Endowment	971,555	8.00%

Majeed S. Nami Irrevocable Trust	1,107,015	9.11%

Total:	3,250,000	26.75%

The total percentage of the Company’s common units held by the persons included in the table above is 26.8%, the same number disclosed in the Company’s 2008 Form 10-K as the amount owned by “Majeed S. Nami (“Nami”) and certain of his affiliates and related persons.”

With respect to the disclosure on page 31 of the Proxy Statement, the 17.0% of the Company’s total units listed as beneficially owned by Majeed S. Nami consist of the 9.3% of the Company’s total units held by Nami Capital Partners, LLC and the 7.7% of the Company’s total units held by the Majeed S. Nami Personal Endowment, each of which Majeed S. Nami may be deemed to beneficially own.  Majeed S. Nami does not hold any additional units in his own name.

The Company believes that Majeed S. Nami is not the beneficial owner of the 1,107,015 common units held by the Majeed S. Nami Irrevocable Trust, as it is our belief that he does not have (i) the power to vote or direct the voting of such common units, (ii) the power to dispose of or to direct the disposition of the common units or (iii) the right to acquire beneficial ownership of the common units within 60 days.

The Company does, however, consider the Majeed S. Nami Irrevocable Trust as a person “related” to Majeed S. Nami, as the trustee of the trust is his daughter, Ms. Ariana Nami.  Accordingly, we believe the disclosure currently reflected in the 2008 Form 10-K and Proxy Statement are appropriate as presented.

COMMENT

4.Explain whether you subtracted the units owned or controlled by Nami in calculating your public float.  If you did not, explain how you concluded that he is not an affiliate, given his substantial ownership of your common equity, his substantial participation in and control of your operations through Vinland Energy Eastern, LLC, and his historic involvement in the development of the company.

RESPONSE

The Company advises the Staff that it did subtract the aggregate 3,250,000 common units owned by Nami Capital Partners, LLC, the Majeed S. Nami Personal Endowment and the Majeed S. Nami Irrevocable Trust in calculating its public float for purposes of the 2008 Form 10-K.

The New York Stock Exchange composite transaction closing price of the Company’s common units on June 30, 2008 was $16.15 and the number of common units held by non-affiliates of the Company at that date was 7,545,000 common units, which resulted in an approximate $121,851,750 aggregate market value of the Company’s common units held by non-affiliates of the Company.

Principal Customers, page 7

COMMENT

5.Please advise us whether you have contracts with your significant customers that account for 10% or more of your annual natural gas and oil revenues, which require them to purchase specified amounts of your oil production.  If you have such contracts, please disclose the material terms of such arrangements.  In addition, please file any such agreements, or tell us why you believe you are not required to file them.

RESPONSE

The Company advises the Staff that the Company does not have any contracts with customers that account for 10% or more of the Company’s annual natural gas and oil revenues which require any such customer to purchase specified amounts of the Company’s oil production.  While the company had certain 10% customers in 2008, the contracts pursuant to which such volumes were purchased do not contain volume commitments.

If in the future the Company has any such contracts, the Company will disclose the material terms of such arrangements and either file such agreements or advise the Staff as to why the Company believes it is not required to file such agreements.

Management’s Discussion and Analysis . . .,page 37

Costs and expenses, page 42

COMMENT

6.We note the $58.9 million impairment charge you recorded for your oil and natural gas properties in your 2008 results.  Please tell us the circumstances existing at the time you filed your Form 10-K for the year ended December 31, 2008, which allowed you to conclude that uncertainties related to potential future impairment of your oil and natural gas properties, such as the $63.8 million impairment charge you reported in your Form 10-Q for the quarter ended March 31, 2009, were not reasonably likely to occur.  Refer to Financial Reporting Codification 501.02 and 501.05, for further guidance.

RESPONSE

In our 2008 Form 10-K we recognized a non-cash impairment expense of $58.9 million for our natural gas and oil properties as of December 31, 2008.  In our Form 10-Q for the fiscal quarter ended March 31, 2009, we recognized an additional impairment of $63.8 million as of March 31, 2009.  Each impairment charge was made in accordance with our “full cost accounting” methodology for our natural gas and oil properties. Pursuant to this method, our capitalized costs for natural gas and oil properties related expenditures are limited to a ceiling or maximum that can be no higher than the present value of future net revenues using end of period spot prices discounted at 10%, plus the lower of cost of fair market value of unproved properties.  We perform this test each quarter-end utilizing spot prices on the last day of the calendar quarter, and to the extent our total capitalized costs exceed the present value of expected cash flows plus the value of our properties, we are required to recognize as an expense or impairment of that amount.

In comments 6, 8, and 22 you have asked us to address what consideration was given to disclosure in the 2008 Form 10-K of the additional impairment we recognized in our Form 10-Q for the fiscal quarter ended March 31, 2009. You have directed us to the guidance contained in Financial Reporting Codification (FRC) 501.02 and 501.05 as well Statement of Position (SOP) 94-6.  Each of these sources suggest that disclosure is required when it is “reasonably possible” that an estimate will change based on currently known events.

Because each of comments 6, 8 and 22 raise similar issues, the response we include below is intended to address your concerns raised in each of those comments.  To the extent you feel that the response is not comprehensive we are happy to revise as appropriate.  We have set forth below a short summary of the applicable accounting literature as well as the basis for our belief that the disclosures contained in the 2008 Form 10-K are appropriately responsive to the requirements of this literature.

Summary of Relevant Accounting Literature

SOP 94-6 provides in relevant part the following:

.13  Disclosure regarding an estimate should be made when known information available prior to issuance of the financial statements indicates that both of the following criteria are met:

•
it is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events; and

•	the effect of the change would be material to the financial statements.

.14  The disclosure should indicate the nature of the uncertainty and include an indication that it is at least reasonably possible that a change in the estimate will occur in the near term.

FRC 501.02 and 501.05 provide in relevant part the following:

Several specific provisions in Item 303 (of Regulation S-K) require disclosure of forward looking information....The instructions to Item 303 state that MD&A shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition......Required disclosure is based on currently known trends, events and uncertainties that are reasonably expected to have material effects such as....a reduction in the registrant's product prices....A disclosure duty exists where a trend, demand, commitment, event or uncertainty is both presently known to management and reasonably likely to have material effects on the registrant's financial condition or results of operations.”

Application to 2008 Form 10-K

The guidance above, when applied to our 2008 Form 10-K suggests that if it is reasonably possible that an additional impairment might be required in future periods, disclosure to that effect should be included in the filing.  After considering the cited literature, and reviewing the 2008 Form 10-K we believe that the type of disclosure required by these pronouncements is contained throughout the document.  While we would consider providing additional disclosure in future periods to the extent you believe appropriate, we would point out to you the following disclosures currently contained in the 2008 Form 10-K, which suggest and explain (i) that an additional impairment is reasonably possible, (ii) the factors that would cause that impairment and (iii) provide a sample calculation exhibiting the impact of natural gas and oil prices on the impairment calculation:

PAGE 16:

Natural gas and oil prices historically have been volatile and are likely to continue to be volatile in the future, especially given current geopolitical and economic conditions.  For example, the NYMEX crude oil spot price per barrel for the period between January 1, 2008 and December 31, 2008 ranged from a high of $145.29 to a low of $33.87 and the NYMEX natural gas spot price per MMBtu for the period January 1, 2008 to December 31, 2008 ranged from a high of $13.58 to a low of $5.29. As of March 5, 2009, the NYMEX crude oil spot price per barrel was $43.61 and the NYMEX natural gas spot price per MMBtu was $4.09.

. .. .

Declines in natural gas and oil prices would not only reduce our revenue, but could reduce the amount of natural gas and oil that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves.  We recorded a non-cash ceiling test impairment of natural gas and oil properties for the year ended December 31, 2008 of $58.9 million as a result of a decline in natural gas and oil prices at the measurement date. If the gas and oil industry experiences significant price declines, we may, among other things, be unable to maintain or increase our borrowing capacity, repay current or future indebtedness or obtain additional capital on attractive terms, all of which can affect the value of our units.

PAGE 17:

Future price declines may result in a write down of our asset carrying values.

. .. .

We recorded a non-cash ceiling test impairment of natural gas and oil properties for the year ended December 31, 2008 of $58.9 million as a result of a decline in natural gas and oil prices at the measurement date. We may incur additional impairment charges in the future, which could have a material adverse effect on our results of operations in the period taken and our ability to borrow funds under our reserve-based credit facility, which may affect our ability to fund our operations and acquire additional reserves, which may adversely affect our ability to make cash distributions to our unitholders.

Lower natural gas and oil prices and other factors have resulted, and in the future may result, in ceiling test write downs and other impairments of our asset carrying values.

. .. .

For example, natural gas and oil prices declined significantly throughout the second half of 2008. We recorded a non-cash ceiling test impairment of natural gas and oil properties for the year ended December 31, 2008 of $58.9 million as a result of a decline in natural gas and oil prices at the measurement date.  This impairment was calculated based on prices of $5.71 per MMBtu for natural gas and $41.00 per barrel of crude oil. The volatility in commodity prices has continued and the conditions in the global economic markets have continued to deteriorate. These and other factors could cause us to record additional write downs of our oil and natural gas properties and other assets in the future and incur additional charges against future earnings.

PAGE 39-40:

Outlook

. .. .

Natural gas and oil prices historically have been volatile and may fluctuate widely in the future. Sustained periods of low prices for natural gas or oil could materially and adversely affect our financial position, our results of operations, the quantities of natural gas and oil reserves that we can economically produce and our access to capital.

PAGE 42:

Costs and Expenses

. .. .

An impairment of natural gas and oil properties in the amount of $58.9 million was recognized during the year ended December 31, 2008 as the unamortized cost of natural gas and oil properties exceeded the sum of the estimated future net revenues from proved properties using period-end prices, discounted at 10% and the lower of cost or fair value of unproved properties as a result of a decline in natural gas and oil prices at the measurement date.

PAGE 45:

Full-Cost Ceiling Test

. .. .

Due to the imprecision in estimating natural gas and oil reserves as well as the potential volatility in natural gas and oil prices and their effect on the carrying value of our proved natural gas and oil reserves, there can be no assurance that additional Ceiling Test write downs in the future will not be required as a result of factors that may negatively affect the present value of proved natural gas and oil properties. These factors include declining natural gas and oil prices, downward revisions in estimated proved natural gas and oil reserve quantities and unsuccessful drilling activities. We recorded a non-cash ceiling test impairment of natural gas and oil properties for the year ended December 31, 2008 of $58.9 million as a result of a decline in natural gas and oil prices at the measurement date.  This impairment was calculated based on prices of $5.71 per MMBtu for natural gas and $41.00 per barrel of crude oil.  No ceiling test impairment was required during 2007 or 2006.

PAGE 53:

Commodity Price Risk

. .. .

Furthermore, the risk that we will be required to write down the carrying value of our natural gas and oil properties increases when oil and gas prices are low or volatile. In addition, write downs may occur if we experience substantial downward adjustments to our estimated proved reserves, or if estimated future development costs increase. For example, natural gas and oil prices declined significantly throughout the second half of 2008. We recorded a non-cash ceiling test impairment of natural gas and oil properties for the year ended December 31, 2008 of $58.9 million as a result of a decline in natural gas and oil prices at the measurement date.  This impairment was calculated based on prices of $5.71 per MMBtu for natural gas and $41.00 per barrel of crude oil. Additionally, if natural gas prices decline by $1.00 per MMBtu or 18% and oil prices declined by $6.00 per barrel or 15%, the standardized measure of our proved reserves as of December 31, 2008 would decrease from $190.1 million to $138.1 million, based on price sensitivity generated from an internal evaluation.

PAGE 66-67:

(h) Natural Gas and Oil Properties

. .. .

We recorded a non-cash ceiling test impairment of natural gas and oil properties for the year ended December 31, 2008 of $58.9 million as a result of a decline in natural gas and oil prices at the measurement date.  This impairment was calculated based on prices of $5.71 per MMBtu for natural gas and $41.00 per barrel of crude oil.  No ceiling test impairment was required during 2007 or 2006.

PAGE 68:

(m) Use of Estimates

The most significant estimates pertain to proved natural gas and oil reserves and related cash flow estimates used in impairment tests of natural gas and oil properties, the fair value of derivative contracts and asset retirement obligations, accrued natural gas and oil revenues and expenses, as well as estimates of expenses related to depreciation, depletion, amortization and accretion.

Taken together, we believe the disclosures presented adequately present the type of forward looking information required by SOP 94-6 as well as FRC 501.02 and ..05.  While we did not calculate what a potential impairment might be as of the date of the filing of the 2008 Form 10-K, we did provide oil and gas prices as of March 5, 2009.  If those prices were applied to the sample calculation also included in the filing, a reasonable impairment projection might be made by the reader asof March 5, 2009.  As you are undoubtedly aware, however, oil and gas prices change daily and any particular projection of an impairment is far more likely than not to be incorrect.  As you are also aware, oil and gas prices have exhibited unprecedented volatility over the last 12 months and remain volatile today.  Accordingly, suggesting a future impairment is not only conjectural (prices at the close of the first quarter could have been higher than at year end, meaning no additional impairment) but also potentially misleading, as it suggests a predictive ability that is inconsistent with the reality of daily price swings.  We could not have “known” what the future impairment might actually be, though we are obviously aware, and disclosed, that a future impairment was possible.  Instead, we provided a sensitivity analysis as well as clear disclosure that changes in oil and gas prices could require additional impairments in the future.  Accordingly, we believe our existing disclosures adequately address the concerns raised in the referenced accounting literature and look forward to your concurrence or comment in this regard.

Cash Flow from Operations, page 49

COMMENT

7.We note you do not address the significant variances corresponding to the line items identified in your Statement of Cash Flows.  Please revise your discussion to address your internal liquidity and items that resulted in such liquidity increasing or decreasing in any material way.  Refer to Item 303(a)(1) of Regulation S-K, instruction 5 to Item 303(a) of Regulation S-K, and Financial Reporting Codification Section 501.03, for further guidance.

RESPONSE

The Company has provided with this letter, as Exhibit A, revised and expanded disclosure based on the 2008 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the upcoming Form 10-K for the year ended December 31, 2009.

Commodity price risk, page 53

COMMENT

8.Disclosures under Item 305 of Regulation S-K are required for market-risk sensitive instruments, and we note your discussion of write downs of your oil and gas properties that may occur, when oil and gas prices are low or volatile.  Tell us what consideration you gave to note disclosure in your financial statements of reasonably possible impairments of such properties, as required by Statement of Position 94-6.

RESPONSE

Please see the Company’s response to Comment #6.

COMMENT

9.Please provide a discussion of your general strategy for achieving your stated objective of mitigating the volatility of future prices to be received, for your natural gas and oil commodity price exposure, as required by Item 305(b)(2) of Regulation S-K.  We would expect this to address the following:

•	The factors you consider when selecting which of the various instruments you describe will be used;

•	How you determine the volume, underlying prices and settlement dates of these contracts; and

•	The factors you consider when deciding to liquidate a position prior to its settlement date, such as your 2012 oil swap.

RESPONSE

The Company has provided with this letter, as Exhibit B, revised and expanded disclosure based on the 2008 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s future filings.

COMMENT

10.We note you included sensitivity analyses for your commodity price risk, in addition to tabular disclosures.  Please also provide a description of the models, assumptions and parameters necessary to understand these disclosures, as required under Item 305(a)(1)(ii)(B) of Regulation S-K.

RESPONSE

The Company has provided with this letter, as Exhibit C, revised and expanded disclosure based on the 2008 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the upcoming Form 10-K for the year ended December 31, 2009.

Balance Sheets, page 60

COMMENT

11.Provide the details of any accrued expenses that exceed 5% of your current liabilities, as required by Rule 5-02(20) of Regulation S-X.

RESPONSE

The Company advises the Staff that it does not have any accrued expenses that exceed 5% of its current liabilities.

If in the future the Company has any accrued expenses that exceed 5% of its current liabilities, the Company will provide details of such accrued expense as required by Rule 5-02(20) of Regulation S-X.

Statements of Members’ Equity, page 61

COMMENT

12.Please revise this statement to separately present all of the changes in the dollar amounts of your Common Units and your Class B Units.  Refer to Staff Accounting Bulletin 4.F and Rule 3-04 of Regulation S-X, for further guidance.

RESPONSE

The Company has provided with this letter, as Exhibit D, revised and expanded disclosure based on the 2008 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the upcoming Form 10-K for the year ended December 31, 2009.

Statements of Cash Flows, page 62

COMMENT

13.Please explain the meaning of the following line items and how the related amounts were determined:

•           Amortization of premiums paid and non-cash settlements on derivative contracts

•           Price risk management activities, net

Also, tell us why you concluded these line items should be classified as operating cash flows, given the guidance of SFAS 95, paragraph 14, footnote 4.  Our understanding is your derivative investments are no longer considered cash flow or fair value hedges.

RESPONSE

The line item Amortization of premiums paid and non-cash settlements on derivative contracts represents the amounts paid and capitalized in price risk management assets or liabilities in previous periods whose volumes have settled in the current period and are recognized in the consolidated statement of operations. The line item Price risk management activities, net represents the premiums paid on derivative contracts.

The Company advises the Staff that it has disclosed on page 7 of the 2008 Form 10-K that it enters into the derivative contracts with respect to a portion of its projected natural gas and oil production through various transactions that mitigate the volatility of future prices received. On the same page of the 2008 Form 10-K, the Company discloses that these activities are intended to support the realized commodity prices at targeted levels and to manage the exposure to natural gas and oil price fluctuations. Further, it is never management’s intention to hold or issue derivatives for speculative trading purposes.

The literature (SFAS 95 14 (4)) cited in the comment reads as follows:

Generally, each cash receipt or payment is to be classified according to its nature without regard to whether it stems from an item intended as a hedge of another item. For example, the proceeds of a borrowing are a financing cash inflow even though the debt is intended as a hedge of an investment, and the purchase or sale of a futures contract is an investing activity even though the contract is intended as a hedge of a firm commitment to purchase inventory. However, cash flows from a derivative instrument that is accounted for as a fair value hedge or cash flow hedge may be classified in the same category as the cash flows from the items being hedged provided that the derivative instrument does not include an other-than-insignificant financing element at inception, other than a financing element inherently included in an at-the-market derivative instrument with no prepayments (that is, the forward points in an at-the-money forward contract) and that the accounting policy is disclosed. If the derivative instrument includes an other-than-insignificant financing element at inception, all cash inflows and outflows of the derivative instrument shall be considered cash flows from financing activities by the borrower. If for any reason hedge accounting for an instrument that hedges an identifiable transaction or event is discontinued, then any cash flows subsequent to the date of discontinuance shall be classified consistent with the nature of the instrument.

Based on the literature above, it would appear that the Company’s derivative contracts that no longer qualified for hedged accounting treatment should be accounted for based on the nature of the instrument as investing activities rather than based on the category of the items being hedged (i.e., operating). However, the true definition of investing activities in paragraphs 15-17 of SFAS 95 relates to loans, debt or equity instruments, productive assets or property, plant and equipment and, therefore, these derivative contracts do not meet the definition of an investing activity. In addition, they do not meet the definition of a financing activity as they are not considered to contain a financing element. Therefore, based on the definition of an operating activity cashflow (paragraph 21 of SFAS 95), “Operating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15-20.  Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.”

The Company advises the Staff, that it has disclosed on page 46 of the 2008 Form 10-K that, as a result of the determination that the documentation (of commodity derivatives) failed to meet cash flow hedge accounting treatment, the unrealized gain or loss on other commodity derivatives was recorded in the consolidated statement of operations as a component of revenues in 2008. Based on the above discussion and the fact that the Company does not enter into derivative contracts that are speculative in nature or that cause the Company to be over-hedged, presentation as a cashflow from operations appears more appropriate.

Representatives from the Company’s independent registered public accounting firm, BDO Seidman, LLP, have informed the Company that they have discussed this matter with the Staff (Joe McGrath, Leslie Overton, and Ashley Carpenter) in the past and concluded that if an entity uses derivative contracts to hedge their operations, not for investment purposes, it is appropriate to classify these cash flows as operating activities even when the derivative contracts do not meet the criteria for hedge accounting.

In future filings, the Company proposes to provide more disclosure pointing out the reasons that these cash flows are classified as operating activities.

Note 1 – Summary of Significant Accounting Policies, page 64

Revenue Recognition and Gas Imbalances, page 67

COMMENT

14.You state that you "apply the sales method" and "revenues are recognized based on the actual volume of natural gas and oil sold to customers..."  Please expand your disclosure to clarify how the timing of recognition correlates with the physical movement of product and to describe the means by which conveyance and custody occurs.  It should be clear who performs product conveyance or service (you or third parties), and the point at which ownership and all risk of loss transfers to the buyer.  It should also be clear how you are able to establish compliance with each of the criteria described in SAB Topic 13, at the point of revenue recognition.

RESPONSE

The Company has provided with this letter, as Exhibit E, revised and expanded disclosure based on the 2008 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the upcoming Form 10-K for the year ended December 31, 2009.

The Company also advises the Staff that the disclosure contained in Exhibit E is consistent with the Company’s disclosure in the “Revenue Recognition” subsection of the Company’s Management Discussion and Analysis contained in the 2008 Form 10-K (pg. 46).

Note 4 – Credit Facilities and Long Term Debt, page 70

COMMENT

15.Please disclose the interest rates on your debt as of each balance sheet date presented. Refer to Rule 5-02(22)(a)(1) of Regulation S-X, for further guidance.

RESPONSE

The Company has provided with this letter, as Exhibit F, revised disclosure based on the 2008 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the upcoming Form 10-Q for the quarter ended September 30, 2009, as well as the Form 10-K for the year ended December 31, 2009.

COMMENT

16.In future filings, please disclose the specific terms of all material covenants in your debt agreements, including the required ratios as well as the actual ratios as of each reporting date, clearly depicting whether you are in compliance with each covenant, and allowing readers to understand how much cushion there is between the required ratios and the actual ratios.  Also, show the specific computations used to arrive at the actual ratios, with reconciliations to corresponding U.S. GAAP amounts, if necessary.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, for additional guidance.  Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt, if not cured within applicable grace periods.

RESPONSE

The Company advises the Staff that it has disclosed on page 51 of the 2008 Form 10-K the specific terms of all material covenants in its debt agreement, including the required ratios as of each reporting date, as well as events of default which would permit the lenders on the Company’s reserve-based credit facility to accelerate the debt, if not cured within applicable grace periods.  The Company does not believe that as a general matter, this disclosure is required in the notes to the Company’s financial statements under generally accepted accounting principles. In future filings, the Company proposes to include the above disclosure in the notes of the Company’s financial statements if there is a probable future debt covenant violation or there is a close cushion between the required ratios and the actual ratios.

The Company endeavors to disclose in its MD&A known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on its financial condition. The Company is familiar with the Commission’s Interpretive Release No. 33-8350, wherein the Commission provided guidance to issuers regarding their MD&A disclosures and specifically when companies should consider whether their MD&A should include enhanced disclosure regarding debt instruments, guarantees and related covenants. In that release, the Commission indicated that there are two scenarios in which companies should consider discussion and analysis of material covenants related to their outstanding debt:

•	First, if the company is, or is reasonably likely to be, in breach of such covenants, and

•	Second, if the covenants limit, or are reasonably likely to limit, a company's ability to undertake financing to a material extent.

The Company believes that neither of these circumstances exists.

The Company believes that its disclosures in MD&A in its 2008 Form 10-K complies with the requirements of the Commission’s rules and the guidance provided in Release 33-8350. In the 2008 Form 10-K, the Company provided disclosure regarding management’s views as to the potential impacts on the Company’s future cash resources that may result from the recent worldwide economic slowdown and commodity price declines, as well as the Company’s initiatives implemented in response to those circumstances, all of which represent matters that may result in material changes to, and are not readily apparent from, the Company’s historic cash flows.

The Company considered additional disclosure regarding the financial covenants, but concluded that no additional disclosure was warranted, other than stating that the Company was in compliance with such covenants, since the Company does not believe that (i) it is reasonably likely to be in breach of such covenants, or that (ii) the covenants limit, or are reasonably likely to limit, the Company's ability to undertake financing to a material extent.

Accordingly, the Company believes that its current disclosure regarding its liquidity and capital resources meets the requirements for MD&A disclosure. The Company believes that it has complied with this guidance through the additional disclosure of the material uncertainties that the Company faces in the current economic environment, and the Company believes that its disclosure is consistent with the disclosure of many of the Company’s industry peers.

Note 11 – Unit-Based Compensation, page 77

COMMENT

17.With regard to the options granted to two officers for an aggregate of 175,000 units, under your long-term incentive plan, please disclose the model and the weighted average assumptions you used to value such units.  We also note that, based on your disclosure, these grants represented 175,000 units at the $19.00 per unit IPO price.  As part of your response, please explain to us how you determined that these options had a fair value of $0.1 million on the date of grant.

RESPONSE

The Company has provided with this letter, as Exhibit G, revised disclosure based on the 2008 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s future filings.

Controls and Procedures, page 82

Evaluation of Disclosure Controls and Procedures, page 82

COMMENT

18.We note that during the preparation of your Form 10-Q for the fiscal quarter ended September 30, 2008 you identified a material weakness relating to the inappropriate designation of certain derivative instruments as cash flow hedges.  You state, "[F]rom March 31,2008 through September 30,2008, a material weakness in internal control over financial reporting existed" (emphasis added).  You further state that pursuant to the evaluation required by Rule 13a-15(b), you concluded that disclosure controls and procedures were not effective through September 30,2008, but due to certain remediation measures, "internal controls over financial reporting were effective ... at December 31,2008.”  Please revise this section to reference your CEO and CFO's conclusion regarding your disclosure controls and procedures.

RESPONSE

The Company has provided with this letter, as Exhibit H, revised disclosure based on the 2008 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s future filings.

Signatures, page 89

COMMENT

19.It does not appear that this document has been signed by your controller or Principal Accounting Officer, as required by General Instruction D to Form 10-K. Please revise or advise.

RESPONSE

The Company advises the Staff that Richard A. Robert, its Executive Vice President and Chief Financial Officer, is both the Company’s Principal Financial Officer and Principal Accounting Officer.  The Company hereby undertakes to indicate in all future filings under the Securities Exchange Act of 1934, as amended, that Richard A. Robert is signing as both the Principal Financial Officer and Principal Accounting Officer.

Exhibit Index, page 90

COMMENT

20.Conspicuously identify in this index each management contract or compensatory plan or arrangement filed pursuant to Item 601(b)(10) of Regulation S-K. See Item 15(a)(3) of Form 10-K.

RESPONSE

The Company hereby undertakes to conspicuously indentify in the Exhibit Index in all future filings under the Securities Exchange Act of 1934, as amended, each management contract or compensatory plan or arrangement filed pursuant to Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Hedging and Price Risk Management Activities, page 24

COMMENT

21.Your discussion of the impact of other commodity derivative contracts on your 2008 and 2009 quarterly results indicates this is due to fair value changes.  Please expand your discussion to further explain and clarify why this item had such a disproportionate impact on your reported results, given your previous statement on page 21, indicating that you mitigate volatility due to natural gas and oil prices through your hedging program.  Please similarly address the corresponding disclosure on page 25 of your Form 10-Q for the fiscal quarter ended June 30, 2009.

RESPONSE

The Company has provided with this letter, as Exhibit I, revised and expanded disclosure based on the 2009 Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009 in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the upcoming Form 10-Q for the Fiscal Quarter Ended September 30, 2009.

COMMENT

22.Please tell us the circumstances existing at the time you filed your Form 10-Q, which allowed you to conclude that the uncertainties related to changes in the fair value of your hedging positions were not reasonably likely to occur.  Refer to Financial Reporting Codification 501.02 and 501.05, for further guidance.  Also, please similarly address the corresponding disclosure on page 25 of your Form 10-Q for the fiscal quarter ended June 30, 2009.

RESPONSE

Please see the Company’s response to Comment #6.

Definitive Proxy Statement on Schedule 14A, filed on March 27, 2009

COMMENT

Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use.

Please understand that after our review of your responses, we may raise additional comments.

RESPONSE

The Company hereby confirms that it will comply with the following comments in all future filings.  Where appropriate, we have provided the Staff with an example of the disclosure the Company intends to use.

Proposal No. 1 Election of Directors, page 5

COMMENT

23.In each of the five-year biographical sketches required by Item 401(e) of Regulation S-K, fill in any gaps or ambiguities with regard to time and make clear for each officer how long he or she has served in each position listed during the relevant five year period.  Where titles have changed during the covered time, identify when each change took place.  For example, it is not clear what position Mr. Smith held from July 2004 to October 2006.  It is also not clear how long Messrs. Anderson, Singletary, and McGoldrick have been employed in their current positions.  This comment also applies to your disclosure on page 14 under the heading "Executive Officers."

RESPONSE

The Company has provided with this letter, as Exhibit J, revised disclosure based on the Proxy Statement in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s future filings.

Termination Arrangements and Change in Control Provisions, page 22

COMMENT

24.We note your disclosure that you provide severance compensation to certain executive officers "if the officer's employment is terminated following a change in control transaction.”  In contrast, § 7 of Messrs. Smith's and Robert's employment agreements appears to provide for a severance payment to be made within ten days of a change of control, regardless of "whether or not Executive elects to continue employment with the successor.”  Please revise or advise.  In addition, explain why you believe that a single trigger change of control payment promotes "the ability of the officer to act in the best interests of [y]our Unitholders.”  See Item 402(b)(2)(xi).

RESPONSE

The Company advises the Staff that Messrs. Smith’s and Robert’s employment agreements do provide for a severance payment to be made within ten days of a change in control, regardless of “whether or not Executive elects to continue employment with the successor.”

The Company has provided with this letter, as Exhibit K, revised disclosure based on the Proxy Statement in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s future filings.

Security Ownership of Certain Beneficial Owners and Management, page 31

COMMENT

25.Include the address of each beneficial owner.

RESPONSE

The Company has provided with this letter, as Exhibit L, revised disclosure based on the Proxy Statement in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s future filings.

Engineering Comments

Website – vnrllc.com

COMMENT

26.We note the link on your website - http://media.corporate-ir.net/media_files/irol/2l/211847/VNRFactSheetl2042008.pdf- to a "Company Fact Sheet”.  Page 2 of this document presents your year-end 2007 proved reserves as 122 BCFE while your 2008 Form 10-K discloses 67 BCFE for year-end 2007.  Please explain this situation to us and explain the steps you will take to remedy this inconsistency.  Tell us whether you have compared all the website information to that disclosed in documents filed with us.

RESPONSE

The Company advises the Staff that the year-end 2007 proved reserves information contained in the 2008 Form 10-K was correct and the year-end 2007 proved reserves information contained on the “Company Fact Sheet” was incorrect.

The Company further advises the Staff that it has compared all the information contained on the Company’s website to the documents filed with the Commission and the Company has updated the website for the referenced and any other inconsistencies as appropriate.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 1

COMMENT

27.You state that 60% of your predecessor's Appalachian properties were conveyed to a third party effective January, 2007.  On page 80, you explain the revisions in 2007 with “From December 31, 2006 to December 31,2007, the revisions of previous estimates for natural gas reduced proved reserves by 31.9 Bcf primarily due to the value of the 60% interest in proved undeveloped properties which was conveyed to Vinland in the Restructuring.”  FAS 69, paragraph 11 provides that revisions include changes due to technical, performance and economic factors, not those due to changes in ownership.  Please tell us the revision volumes for 2007 and the reasons for change.  Explain how you will comply with FAS 69.

RESPONSE

The Company has provided with this letter, as Exhibit M, revised and expanded disclosure based on the 2008 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the upcoming Form 10-K for the year ended December 31, 2009.

Business, page 2

COMMENT

28.We note your statement, "Approximately 25%, or 27.6 Bcfe, of our estimated proved reserves as of December 31, 2008 were attributable to this [Appalachian] 40% working interest."  Your proved reserves disclosure on page 80 presents 108.5 BCFE and 80.9 BCFE as 2008 total proved reserves and proved developed reserves, respectively.  This implies that all your PUD reserves are in the Appalachian area.  Please tell us the proved reserves and proved undeveloped reserves you have attributed to each of the Appalachian, Permian Basin and South Texas areas.

RESPONSE

The Company has provided with this letter, as Exhibit N, revised disclosure based on the 2008 Form 10-K in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the upcoming Form 10-K for the year ended December 31, 2009.

COMMENT

29.Please submit to us the petroleum engineering reports - in hard copy and digital electronic format - you used as the basis for your 2007 and 2008 proved reserve disclosures.  The report should include:

a)	One-line recaps for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)	Total company summary income forecast schedules for the proved developed producing, proved developed non-producing and proved undeveloped reserve categories;

c)	Summary income forecasts for the proved developed producing, proved developed non-producing and proved undeveloped categories in each of the Appalachian, Permian Basin and South Texas areas.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

RESPONSE

Concurrent with the filing and delivery of this letter, the Company is directing the requested materials to Mr. Ronald M. Winfrey at the address provided above.  The materials are Bates stamped 00001 through 00003.

The reserve reports provided from the Company do not have the dates of first booking and estimated first production for proved undeveloped properties, as requested in Comment 29(a), as the Company does not typically include this information in our reserve reports.

The Company has requested FOIA confidential treatment under Rule 83 for such supplemental materials.  Pursuant to the letter to Mr. Ronald M. Winfrey containing the FOIA confidential treatment request dated October 12, 2009 (the “FOIA Letter”), the Company also requests the return of the supplemental information upon completion of its review in accordance with Rule 418(b).

Closing Comments

In connection with these responses, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss, please do not hesitate to contact me (832-327-2259), or our legal counsel, David P. Oelman (713-758-3708).

Sincerely,

/s/ Scott W. Smith
Scott W. Smith
President and Chief Executive Officer

cc:           David P. Oelman, Vinson & Elkins L.L.P.

EXHIBIT A

Cash Flow from Operations

Net cash provided by operating activities was $39.6 million during the year ended December 31, 2008, compared to $1.4 million during the year ended December 31, 2007 and $16.1 million during the year ended December 31, 2006. The increase in cash provided by operating activities during the year ended December 31, 2008 as compared to the same period in 2007 was substantially generated from increased production revenue related to the Apache and Lewis acquisitions and higher average realized prices during 2008. Changes in working capital decreased total cash flows by $3.8 million in 2008 compared to decreasing total cash flows by $18.0 million in 2007. Contributing to the increase in the level of cash provided by operating activities during 2008 was a $3.2 million increase in accounts payable and accrued expenses that resulted from the timing effects of payments for amounts related to the acquisitions. Offsetting this increase in cash flows from operating activities during 2008 was a $2.2 million increase in accounts receivable also related to the timing of receipts from production from the acquisitions. Additionally, cash used in price risk management activities decreased during the year ended December 31, 2008 as premiums paid on derivative contracts during 2008 was $0.4 million compared to price risk management activities in 2007, which included the termination of existing natural gas swaps at a cost of approximately $2.8 million, the payment of $6.5 million for put option derivative contracts, and the payment of $7.5 million of premiums to reset derivative strike prices at a higher value. The cash used in operating activities during the year ended December 31, 2007 also included the cash paid on early extinguishment of debt of approximately $2.5 million.

EXHIBIT B

We enter into derivative contracts with respect to a portion of our projected natural gas and oil production through various transactions that mitigate the volatility of future prices received. These transactions may include price swaps whereby we will receive a fixed-price for our production and pay a variable market price to the contract counterparty. Additionally, we may acquire put options for which we pay the counterparty an option premium, equal to the fair value of the option at the purchase date. As each monthly contract settles,  we receive the excess, if any, of the fixed floor over the floating rate. Furthermore, we may enter into collars where we pay the counterparty if the market price is above the ceiling price and the counterparty pays us if the market price is below the floor on a notional quantity.  In deciding which type of derivative instrument to use, our management considers the relative benefit of each type against any cost that would be incurred, prevailing commodity market conditions and management’s view on future commodity pricing.  The amount of natural gas and oil production which is hedged is determined by applying a percentage to the expected amount of production in our most current reserve report in a given year.  Typically, management intends to hedge 75% to 95% of projected production for a three year period. These activities are intended to support our realized commodity prices at targeted levels and to manage our exposure to natural gas and oil price fluctuations. It is never management’s intention to hold or issue derivative instruments for speculative trading purposes.  Management will consider liquidating a derivative contract if they believe that they can take advantage of an unusual market condition allowing them to realize a current gain and then have the ability to enter into a new derivative contract in the future at or above the commodity price of the contract that was liquidated.

EXHIBIT C

Additionally, if natural gas prices decline by $1.00 per MMBtu or 18% and oil prices declined by $6.00 per barrel or 15%, the standardized measure of our proved reserves as of December 31, 2008 would decrease from $190.1 million to $138.1 million, based on price sensitivity generated from an internal evaluation.  This sensitivity analysis is calculated using a natural gas price of $4.71 MMBtu ($5.71 year-end price less $1.00 (or 18%)) and an oil price of $35.00 MMBtu ($41.00 year-end price less $6.00 (or 15%)).

At December 31, 2008, the fair value of commodity derivative contracts was an asset of approximately $37.9 million, of which $22.2 million settle during the next twelve months. A 10% increase in the gas and oil index price above the December 31, 2008 price would result in a decrease in the fair value of all of our commodity derivative contracts of approximately $5.3 million; conversely, a 10% decrease in the gas and oil index price would result in an increase of approximately $5.4 million.  This sensitivity analysis is calculated by a third-party service provider that measures the current market value of the Company’s commodity derivative contracts using a forward price curve and volatility surfaces under a proprietary system and then increases or decreases, as applicable, the forward price curve to determine the fair value of the commodity derivative contracts under the assumed gas and oil price indexes.

EXHIBIT D

Vanguard Natural Resources, LLC and Subsidiaries
Consolidated Statement of Member’s Equity
For the Years Ended December 31, 2008 and 2007

	Common Units	Common Units Amount	Class B Units	Class B Units Amount	Accumulated Other Comprehen-sive Loss	Total Members’ Equity
Balance, January 1, 2007	—	$—	—	$—	—	$—
Initial contribution	5,540,000	3,289,055	—	—	—	3,289,055
Sale of private placement units	—	41,220,000	—	—	—	41,220,000
Distribution to member	—	(41,220,000)	—	—	—	(41,220,000)
Issuance of common units, net of offering costs of $9,804,085	5,250,000	89,945,916	—	—	—	89,945,916
Distribution to members	—	(5,626,423)	—	—	—	(5,626,423)
Unit-based	5,000	—	420,000	2,131,995	—	2,131,995
Net income	—	2,649,308	—	—	—	2,649,308
Changes in fair value of cash flow hedges	—	—	—	—	(10,058,948)	(10,058,948)
Balance, December 31, 2007	10,795,000	$90,257,856	420,000	$2,131,995	$(10,058,948)	$82,330,903
Distributions to members ($0.291, $0.445, $0.445 and $0.50 per unit to unit holders of record February 7, 2008, April 30, 2008, July 31, 2008 and October 31, 2008, respectively)	—	(19,422,970)	—	(706,020)	—	(20,128,990)
Issuance of common units for acquisition of natural gas and oil properties, net of offering costs of $54,191	1,350,873	21,305,809	—	—	—	21,305,809
Unit-based compensation	—	160,831	—	3,179,488	—	3,340,319
Net loss	—	(3,751,348)	—	—	—	(3,751,348)
Settlement of cash flow hedges in other comprehensive income	—	—	—	—	2,254,227	2,254,227
Balance, December 31, 2008	12,145,873	$88,550,178	420,000	$4,605,463	$(7,804,721)	$85,350,920

See accompanying notes to consolidated financial statements.

EXHIBIT E

(k) Revenue Recognition and Gas Imbalances

Sales of natural gas and oil are recognized when natural gas and oil have been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibility of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable. We sell natural gas and oil on a monthly basis. Virtually all of our contracts’ pricing provisions are tied to a market index, with certain adjustments based on, among other factors, whether a well delivers to a gathering or transmission line, quality of the natural gas or oil, and prevailing supply and demand conditions, so that the price of the natural gas and oil fluctuates to remain competitive with other available natural gas and oil supplies.

The Company has elected the entitlements method to account for gas production imbalances. Gas imbalances occur when we sell more or less than our entitled ownership percentage of total gas production. Any amount received in excess of our share is treated as a liability. If we receive less than our entitled share the underproduction is recorded as a receivable. The amounts of imbalances were not material at December 31, 2008 and 2007.

EXHIBIT F

Our credit facilities and long-term debt consisted of the following at December 31,:

Description	Interest Rate	Maturity Date	2008	2007
$400 million senior secured revolver facility	Variable (1)	March 31, 2011	$135,000,000	$37,400,000
Total			$135,000,000	$37,400,000

(1) Variable interest rate was 3.8% and 6.3% at December 31, 2008 and 2007, respectively.

EXHIBIT G

Additionally, in October 2007, two officers were granted options to purchase an aggregate of 175,000 units under our long-term incentive plan with an exercise price equal to the initial public offering price of $19.00 which vested immediately upon being granted, have a term of five years and had a fair value of $0.1 million on the date of grant.  The grant date fair value for these options awards was calculated in accordance with FAS 123R by calculating the Black-Scholes value of each option, using a volatility rate of 12.18%, an expected dividend yield of 8.95% and a discount rate of 5.12%, and multiplying the Black-Scholes value by the number of options awarded.

EXHIBIT H

We carried out an evaluation in accordance with Exchange Act Rules 13a-15 under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, due to the aforementioned material weakness, our disclosure controls and procedures were not effective through September 30, 2008.  The Company evaluated the necessary changes in control procedures required to remediate this material weakness and elected to no longer account for future derivative instruments as cash flow hedges under SFAS 133. As such, the Company now recognizes changes in its derivatives’ fair value in current earnings under gains (losses) on other commodity and interest rate derivative contracts. Accordingly, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s internal controls over financial reporting were effective at the reasonable assurance level at December 31, 2008. See BDO Seidman, LLP’s report on our internal control over financial reporting as of December 31, 2008 set forth below in Part II, Item 9A (d) under Attestation Report.

EXHIBIT I

Form 10-Q for the Fiscal Quarter Ended March 31, 2009, Page 21

Natural gas and oil prices historically have been volatile and may fluctuate widely in the future. Sustained periods of low prices for natural gas or oil could materially and adversely affect our financial position, our results of operations, the quantities of natural gas and oil reserves that we can economically produce and our access to capital. As required by our reserve-based credit facility, we have mitigated the volatility on our cash flows for the years 2007 through 2011 by implementing a hedging program on a portion of our proved producing and a portion of our total anticipated production during this time frame. As natural gas and oil prices fluctuate, we will recognize non-cash, unrealized gains and losses in our consolidated statement of operations related to the change in fair value of our commodity derivative contracts.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009, Page 24

Hedging and Price Risk Management Activities

During the three months ended March 31, 2009, we recognized $0.9 million related to losses on commodity cash flow hedges compared to $0.4 million related to gains on commodity cash flow hedges during the same period in 2008. These amounts relate to derivative contracts that we entered into in order to mitigate commodity price exposure on a portion of our expected production and designated as cash flow hedges. The loss on commodity cash flow hedges for the three months ended March 31, 2009 relates to the amount that settled in 2009 and has been reclassified to earnings from accumulated other comprehensive loss. During the three months ended March 31, 2009, we recognized $17.6 million related to gains on other commodity derivative contracts compared to $21.8 million related to losses on other commodity derivative contracts during the same period in 2008. The gain on other commodity derivative contracts for the three months ended March 31, 2009 includes a $9.8 million unrealized gain related to the change in fair value of derivative contracts not meeting the criteria for cash flow hedge accounting and a $7.8 million realized gain related to the settlements recognized during the period. The loss on other commodity derivative contracts for the three months ended March 31, 2008 includes a $20.2 million unrealized loss related to the change in fair value of derivative contracts not meeting the criteria for cash flow hedge accounting and a $1.6 million realized loss related to the settlements recognized during the period. The increase in realized gains on other commodity derivative contracts during the three months ended March 31, 2009 compared to the same period in 2008 resulted from the increase in derivative contracts assumed or entered into as a result of the Permian Basin and south Texas acquisitions as well as a decrease in commodity prices. The increase in realized gains on other commodity derivative contracts during the three months ended March 31, 2009 compared to the same period in 2008 also resulted from the decrease in commodity prices which increased the dollar amount of settlements received.

The purpose of our hedging program is to mitigate the volatility in our cash flow. Depending on the type of derivative contract used, hedging generally achieves this by the counterparty paying us when commodity prices are below the hedged price and we pay the counterparty when commodity prices are above the hedged price.  In either case, the impact on our cash flow is approximately the same. However, because the majority of our hedges are not designated as cash flow hedges, there can be a significant amount of volatility in our earnings when we record the change in the fair value of all of our derivative contracts. As commodity prices go up and down, the fair value of those contracts will go up and down and the impact is reflected as a non-cash, unrealized gain or loss in our consolidated statement of operations. However, these fair value changes that are reflected in the consolidated statement of operations only reflect the value of the derivative contracts to be settled in the future and do not take into consideration the value of the underlying commodity. If the fair value of the derivative contract goes down, it means that the value of the commodity being hedged has gone up and the net impact to our cash flow when the contract settles and the commodity is sold in the market will be approximately the same. Conversely, if the fair value of the derivative contract goes up, it means the value of the commodity being hedged has gone down and again the net impact to our cash flow when the contract settles and the commodity is sold in the market will be approximately the same.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009, Page 22

Natural gas and oil prices historically have been volatile and may fluctuate widely in the future. Sustained periods of low prices for natural gas or oil could materially and adversely affect our financial position, our results of operations, the quantities of natural gas and oil reserves that we can economically produce and our access to capital. As required by our reserve-based credit facility, we have mitigated the volatility on our cash flows for the years 2007 through 2011 by implementing a hedging program on a portion of our proved producing and a portion of our total anticipated production during this time frame. As natural gas and oil prices fluctuate, we will recognize non-cash, unrealized gains and losses in our consolidated statement of operations related to the change in fair value of our commodity derivative contracts.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009, Page 25

Hedging and Price Risk Management Activities

During the three months ended June 30, 2009, we recognized $0.4 million related to losses on commodity cash flow hedges compared to gains of $0.2 million during the same period in 2008. These amounts relate to derivative contracts that we entered into in order to mitigate commodity price exposure on a portion of our expected production and designated as cash flow hedges. The loss on commodity cash flow hedges for the three months ended June 30, 2009 relates to the amount that settled in 2009 and has been reclassified to earnings from accumulated other comprehensive loss.

During the three months ended June 30, 2009, we recognized $6.1 million related to losses on other commodity derivative contracts compared to losses of $58.0 million during the same period in 2008. The losses on other commodity derivative contracts for the three months ended June 30, 2009 includes a $14.1 million unrealized loss related to the change in fair value of derivative contracts not meeting the criteria for cash flow hedge accounting and a $8.0 million realized gain related to the settlements recognized during the period. The loss on other commodity derivative contracts for the three months ended June 30, 2008 includes a $52.2 million unrealized loss related to the change in fair value of derivative contracts not meeting the criteria for cash flow hedge accounting and a $5.8 million realized loss related to the settlements recognized during the period. The decrease in unrealized losses on other commodity derivative contracts during the three months ended June 30, 2009 compared to the same period in 2008 resulted from the increase in derivative contracts assumed or entered into as a result of the Permian Basin and south Texas acquisitions as well as a decrease in commodity prices. The increase in realized gains on other commodity derivative contracts during the three months ended June 30, 2009 compared to the same period in 2008 also resulted from the decrease in commodity prices which increased the dollar amount of settlements received.

The purpose of our hedging program is to mitigate the volatility in our cash flow. Depending on the type of derivative contract used, hedging generally achieves this by the counterparty paying us when commodity prices are below the hedged price and we pay the counterparty when commodity prices are above the hedged price.  In either case, the impact on our cash flow is approximately the same. However, because the majority of our hedges are not designated as cash flow hedges, there can be a significant amount of volatility in our earnings when we record the change in the fair value of all of our derivative contracts. As commodity prices go up and down, the fair value of those contracts will go up and down and the impact is reflected as a non-cash, unrealized gain or loss in our consolidated statement of operations. However, these fair value changes that are reflected in the consolidated statement of operations only reflect the value of the derivative contracts to be settled in the future and do not take into consideration the value of the underlying commodity. If the fair value of the derivative contract goes down, it means that the value of the commodity being hedged has gone up and the net impact to our cash flow when the contract settles and the commodity is sold in the market will be approximately the same. Conversely, if the fair value of the derivative contract goes up, it means the value of the commodity being hedged has gone down and again the net impact to our cash flow when the contract settles and the commodity is sold in the market will be approximately the same.

EXHIBIT J

Scott W. Smith is our President, Chief Executive Officer and Director and has served as President and Chief Executive Officer since October 2006 and as Director since March 2008. Prior to joining us, from July 2004 to October 2006, Mr. Smith served as the President of Ensource Energy Company, LLC during its tender offer for the units of the Eastern American Natural Gas Trust (NYSE:NGT). He has over 25 years of experience in the energy industry, primarily in business development, marketing, and acquisition and divestiture of producing assets and exploration/exploitation projects in the energy sector. Mr. Smith’s experience includes evaluating, structuring, negotiating and managing business and investment opportunities, including energy investments similar to our targeted investments totaling approximately $400 million as both board member and principal investor in Wiser Investment Company LLC, the largest shareholder in The Wiser Oil Company (NYSE:WZR) until its sale to Forest Oil Corporation (NYSE:FST) in June of 2004. From June 2000 to June 2004, Mr. Smith served on the Board of Directors of The Wiser Oil Company. Mr. Smith was also a member of the executive committee of The Wiser Oil Company during this period. From January of 1998 to June of 1999, Mr. Smith was the co-manager of San Juan Partners, LLC, which established control of Burlington Resources Coal Seam Gas Trust (NYSE:BRU), which was subsequently sold to Dominion Resources, Inc.

W. Richard Anderson is the Chairman of our Board of Directors and is currently the Chief Financial Officer of Eurasia Drilling Company, Ltd GDR (LSE: EDCL), a provider of exploratory and development drilling and oil and gas field services to companies operating within the Russian Federation, Kazakhstan, and Caspian Sea region.  Mr. Anderson has served in this capacity since June 2008.  Mr. Anderson was previously the President, Chief Financial Officer and a director of Prime Natural Resources, a closely-held exploration and production company, from January 1999 to June 2007. Prior to his employment at Prime Natural Resources, he was employed by Hein & Associates LLP, a certified public accounting firm, where he served as a partner from 1989 to January 1995 and as a managing partner from January 1995 until October 1998. Mr. Anderson has also served on the board of directors of Transocean Inc. since November 2007 and the board of directors of Boots & Coots International Well Control, Inc. since August 1999.

Loren Singletary is a member of our Board of Directors and is currently Vice President of Global Accounts for National Oilwell Varco (NYSE:NOV), a $14 billion market cap oilfield service company. Mr. Singletary has served in this capacity since 2003 and has also served as National Oilwell Varco’s Vice President of Investor Relations since January 2009.  Prior to his current position, from 1998 to 2003, Mr. Singletary was the co-owner and President of LSI Interests, Ltd., an oilfield service company that was acquired by National Oilwell in 2003. In addition to his vast experience in the oilfield service sector, Mr. Singletary has also been involved in the upstream E&P sector, both onshore and offshore, as a private investor for the past 20 years.

Bruce W. McCullough is a member of our Board of Directors and since 1986 has served as President and Chief Executive Officer of Huntington Energy Corp., an independent exploration and production company that has been involved in exploration and production activities in the Appalachian basin, East Texas, Mid-Continent and the Gulf Coast. Prior to forming Huntington in 1986, Mr. McCullough held senior management positions with Pool Offshore, a Houston-based oil field service company.

John R. McGoldrick is a member of our Board of Directors and since June 2006 has served as a director and Executive Chairman of Caza Oil & Gas, Inc., a public company listed on the AIM and Toronto stock exchange. Prior to his current position, he was President of Falcon Bay Energy LLC, an independent oil and gas company with operations in Texas and South Louisiana from February 2004 to August 2006.  From June 1984 to October 2002, Mr. McGoldrick was employed by Enterprise Oil plc in a number of senior management positions, including President of Enterprise Oil Gulf of Mexico Inc. from August 2000 to October 2002.

Lasse Wagene is a member of our Board of Directors and since 2004 has served as the Managing Director of Arcturus Capital AS.  Mr. Wagene has also served as a financial advisor to Vinland Energy Eastern, LLC and its affiliates since 2004. From 2000 to 2004 he was a partner and led the Oil Services Investment Banking Group at Carnegie ASA. While at Carnegie, his responsibilities included marketing the bank’s services to European clients and advising clients on European capital markets and merger and advisory transactions. Prior to Carnegie, he was Vice President of Energy Finance at Den Norske Bank in New York and Houston from 1998 to 2000.

EXHIBIT K
Page 22 of 2008 Form 10-K:

Retirement and Other Benefits

Termination Arrangements and Change in Control Provisions

We maintain employment and other compensatory agreements with our named executive officers to ensure they will perform their roles for an extended period of time. These agreements are described in more detail elsewhere in this Proxy Statement; please read the “Narrative Disclosure to Summary Compensation Table.” These agreements provide for severance compensation to be paid under certain conditions, such as following a change in control, involuntary termination, termination by us “without cause,” death or disability, each as defined in the applicable agreement.

The employment and other compensatory agreements between us and our named executive officers and the related severance provisions are designed to meet the following objectives:

•
Change in Control.  In certain scenarios, the potential for merger or being acquired may be in the best interests of our Unitholders. As a result, we provide severance compensation to certain executive following a change in control transaction to promote the ability of the officer to act in the best interests of our Unitholders even though his or her employment could be terminated as a result of the transaction.

Page 29 of 2008 Form 10-K:

Upon a Change in Control.

Change in Control  In the event a change in control occurs, the executive officers will be entitled to a lump sum severance payment of three year’s base salary.  Additionally, any unvested Class B units held by the executive officer will become fully vested and unrestricted.

Estimated Payments to Executives.  Assuming that each executive was terminated or a change in control has occurred, as applicable, under each of the above circumstances on December 31, 2008 and the value of each restricted unit is equal to $5.90 per unit, the closing price of our units on December 31, 2008, payments and benefits owed to such executives would have an estimated value as set forth in the tables below.

EXHIBIT L

Percentage of total units beneficially owned is based on 12,565,873 units outstanding. Except as indicated by footnote, to our knowledge the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the address of all of our directors and executive officers is c/o Vanguard Natural Resources, LLC, 7700 San Felipe, Suite 485, Houston, Texas 77063. Ownership amounts are as of March 13, 2009.

Name of Beneficial Owner	Common Units Beneficially Owned		Class B Units Beneficially Owned (1)		Total Units Beneficially Owned
	Number	Percentage	Number	Percentage	Number	Percentage
Nami Capital Partners, LLC (2)(5)	1,171,430	9.6%	—	—	1,171,430	9.3%
Majeed S. Nami (3)(5)	2,142,985	17.6%	—	—	2,142,985	17.0%
Majeed S. Nami Personal Endowment (4)(5)	971,555	8.0%	—	—	971,555	7.7%
Majeed S. Nami Irrevocable Trust (4)(5)	1,107,015	9.1%	—	—	1,107,015	8.8%
Segundo Navarro Drilling, Ltd.(6)	1,350,873	11.1%	—	—	1,350,873	10.8%
Lehman Brothers MLP Opportunity Fund (7)	1,192,700	9.8%	—	—	1,192,700	9.5%
Scott W. Smith (8)	8,000	*	240,000	57.1%	248,000	2.0%
Richard A. Robert (8)	26,600	*	125,000	29.8%	151,600	1.2%
Britt Pence (8)	9,500	*	50,000	11.9%	59,500	*
Lasse Wagene	—	—	—	—	—	—
W. Richard Anderson (9)	10,000	*	—	—	10,000	*
John R. McGoldrick (9)	10,000	*	—	—	10,000	*
Bruce W. McCullough (9)	5,000	*	—	—	5,000	*
Loren Singletary (9)	11,000	*	—	—	11,000	*
All directors and executive officers as a group (8 persons)	80,100	*	415,000	98.8%	495,100	3.9%
__________
*	Less than 1%.

(1)	There are an additional 40,000 Class B units available to be issued in the future.

(2)	Ms. Ariana Nami, the daughter of Mr. Majeed S. Nami, is the trustee of the Majeed S. Nami Personal Endowment and the Majeed S. Nami Irrevocable Trust.

(3)	Mr. Majeed S. Nami is the sole member of Nami Capital Partners, LLC.

(4)	Mr. Majeed S. Nami may be deemed to beneficially own the units held by Nami Capital Partners, LLC and the Majeed S. Nami Personal Endowment.

(5)
Nami Capital Partners, LLC, Mr. Majeed S. Nami, the Majeed S. Nami Personal Endowment and the Majeed S. Nami Irrevocable Trust can each be contacted at the following address: 104 Nami Plz #1, London, Kentucky 40741.

(6)	Segundo Navarro Drilling, Ltd. can be contacted at the following address: 10101 Reunion Pl. #1000, San Antonio, Texas 78216.

(7)	Lehman Brothers MLP Opportunity Fund L.P. can be contacted at the following address: 399 Park Avenue, Ninth Floor, New York, New York 10022.

(8)
Comprised of 240,000 Class B units that have been issued to Scott W. Smith, our President, Chief Executive Officer and Director, 125,000 Class B units that have been issued to Richard A. Robert, our Executive Vice President and Chief Financial Officer, 50,000 Class B units that have been issued to Britt Pence, our Vice President of Engineering, 8,000 common units purchased by Scott W. Smith, 26,600 common units purchased by Richard A. Robert and 9,500 common units purchased by Britt Pence. The Class B units have substantially the same rights as the common units and, upon vesting, will become convertible into common units at the election of the holder.

(9)
Includes 5,000 unvested restricted common units awards issued to each of the independent directors on January 7, 2009. The units will vest one year from the date of issuance to the directors, January 7, 2010.

EXHIBIT M

Net quantities of proved developed and undeveloped reserves of natural gas and oil and changes in these reserves at December 31, 2008, 2007 and 2006 are presented below. Information in these tables is based on reserve reports prepared by our independent petroleum engineers, Netherland, Sewell & Associates, Inc. for 2008, 2007 and 2006.

	Gas (in Mcf)	Oil (in Bbls)
Net proved reserves
January 1, 2006	107,690,281	463,693
Revisions of previous estimates	(17,529,333)	(106,630)
Extensions, discoveries and other	8,205,425	18,623
Production	(4,181,708)	(32,718)
December 31, 2006	94,184,665	342,968
Revisions of previous estimates	(2,073,103)	56,973
Conveyance of reserves from Restructuring	(29,870,272)	(56,175)
Extensions, discoveries and other	4,544,443	16,725
Purchases of reserves in place	2,387,113	6,165
Production	(4,044,380)	(30,629)
December 31, 2007	65,128,466	336,027
Revisions of previous estimates	(5,475,099)	73,480
Extensions, discoveries and other	5,856,100	25,017
Purchases of reserves in place	20,089,537	4,374,410
Production	(4,361,907)	(261,575)
December 31, 2008	81,237,097	4,547,359

Proved developed reserves
December 31, 2006	48,166,327	249,329
December 31, 2007	48,897,929	233,507
December 31, 2008	58,315,899	3,766,394

Revisions of previous estimates of reserves are a result of changes in natural gas and oil prices, production costs, well performance and the reservoir engineer’s methodology. Changes in natural gas prices had a significant impact on proved reserves in 2006. From December 31, 2005 to December 31, 2006, the revisions of previous estimates for natural gas reduced proved reserves by 17.5 Bcf largely due to natural gas prices decreasing from $9.89 per MMbtu to $5.63 per MMbtu at the respective year ends. From December 31, 2006 to December 31, 2007, natural gas and oil proved reserves were reduced by 29.8 Bcf and 56.1 Bbls, respectively, due to the value of the 60% interest in proved undeveloped properties which was conveyed to Vinland in the Restructuring.

EXHIBIT N

Our estimated proved reserves at December 31, 2008 were 108.5 Bcfe, of which approximately 75% were natural gas and 75% were classified as proved developed. At December 31, 2008, we owned working interests in 1,444 gross (958 net) productive wells and our average net production for the year ended December 31, 2008 was 16,206 Mcfe per day. We also have a 40% working interest in approximately 109,500 gross undeveloped acres surrounding or adjacent to our existing wells located in southeast Kentucky and northeast Tennessee. As mentioned above, Vinland owns the remaining 60% working interest in this acreage. Approximately 15%, or 16.7 Bcfe, of our estimated proved reserves as of December 31, 2008 were attributable to proved undeveloped reserves in Appalachia with a 40% working interest. In addition, we own a contract right to receive approximately 99% of the net proceeds from the sale of production from certain oil and gas wells located in Bell and Knox Counties, Kentucky, which accounted for approximately 2.6% of our estimated proved reserves as of December 31, 2008. Our wells and undeveloped leasehold acreage in Appalachia fall within an approximate 750,000 acre area, which we refer to in this Annual Report as the “area of mutual interest,” or AMI. We have agreed with Vinland until January 1, 2012 to offer the other the right to participate in any acquisition, exploitation and development opportunities that arise in the AMI, subject however to Vinland’s right to consummate up to two acquisitions with a purchase price of $5.0 million or less annually without a requirement to offer us the right to participate in such acquisitions. In south Texas, we own working interests ranging from 45-50% in approximately 5,300 undeveloped acres surrounding our existing wells.